FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending January 2010

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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Notifiable Share Interest in Maxygen, Inc.

GlaxoSmithKline plc ("GSK") announces that on 30 December 2009 GSK sold 5,121,488 Common shares of Maxygen, Inc. ("Maxygen"), a biopharmaceutical company focused on developing improved versions of protein drugs, located in the United States and whose shares are traded on the NASDAQ Exchange.

GSK's interest, which is held by Glaxo Group Limited and GlaxoSmithKline Services Unlimited, now comprises 1,433,361 shares or 4.47% of Maxygen. The calculation is based on a total of 32,041,239 shares outstanding in Maxygen. This decreased interest is as a result of a tender offer by Maxygen to repurchase shares, and is disclosable under the rules of the United States Securities Exchange Act of 1934.

Simon M Bicknell
Company Secretary

4 January 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: January 05, 2010

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc